EXHIBIT 99.1

POET Technologies Announces Pricing of US$150 Million Oversubscribed Registered Direct Offering of Common Shares

  The offering is being fully subscribed by two new fundamental investment managers

  Company’s pro-forma cash position expected to be in excess of US$300 million following closing

TORONTO, Oct. 26, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. (NASDAQ: POET) (the “Company”), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today announced that it has entered into securities purchase agreements with institutional investors for the purchase and sale of 20,689,655 common shares in an oversubscribed registered direct offering. The offering is expected to result in gross proceeds of approximately US$150 million, before deducting offering expenses. The closing of the offering is expected to occur on or about October 28, 2025, subject to the satisfaction of customary closing conditions.

Participants in the offering include two new fundamental investment managers.

The Company intends to use the net proceeds from this investment for corporate development, including targeted acquisitions, scaling up of R&D, acceleration of the light source business, expanding operations, and general working capital.

Titan Partners Group, a division of American Capital Partners, is acting as the sole placement agent for the offering.

“POET’s Optical Interposer platform is a singularly elegant solution to connectivity challenges at each level of AI infrastructure, from chip-to-chip data communications to data transfer within the datacenter to the mobile networks that deliver that data to users”, said Dr. Suresh Venkatesan, Executive Chairman & Chief Executive Officer of POET. “In each of these areas, we transform information bottlenecks into data highways by marrying what is possible in silicon to what is powerful in light. This additional investment by two leading global investment funds adds immeasurably to POET’s ability to deliver advanced photonic solutions. With over US$300 million in cash, we can accelerate our pursuit of targeted acquisitions, enhance our capabilities and talent, vertically integrate our products to improve cost and performance, and expand operations to pursue revenue opportunities across the board, bringing long-term value to shareholders.”

This offering is being made in the United States only pursuant to a shelf registration statement on Form F-10 (File No. 333-280553) previously filed with the U.S. Securities and Exchange Commission (the “SEC”) and declared effective on September 10, 2024. The offering is made only by means of a prospectus supplement, which will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 49th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical engines, light source products and custom optical modules to the artificial intelligence systems market and to hyperscale data centers. POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET's Optical Interposer platform also solves device integration challenges across a broad range of communication, computing and sensing applications. POET is headquartered in Toronto, Canada, with operations in Singapore, Penang, Malaysia and Shenzhen, China. More information about POET is available on our website at www.poet-technologies.com

Media Relations Contact: Adrian Brijbassi Adrian.Brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About Titan Partners

Titan Partners Group, a division of American Capital Partners, is a boutique investment bank specializing in tailored solutions for publicly traded emerging growth companies. Titan Partners combines expertise, trust, dedication, and a forward-thinking approach to help clients achieve their strategic capital needs.

Titan Partners Contact
info@titanpartnersgrp.com
4 World Trade Center, 49th Floor
New York, NY 10007
(929) 833-1246
www.titanpartnersgrp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include, without limitation, the Company's expectations with respect to the Company’s products, the scalability of the POET Optical Interposer and the success of the Company's products, the Company's use of proceeds of this offering, the Company's cash position and being well-capitalized upon the closing of the offering and the Company being able to advance its business objectives. Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding the size of the market for its products, the capability of its operations to produce products on time and at the expected costs, the performance and availability of certain components, and the success of its customers in achieving market penetration for their products. Actual results could differ materially due to a number of factors, including, without limitation, the attractiveness of the Company's product offerings, performance of its technology, the performance of key components, and ability of its customers to sell their products into the market.

For further information concerning these and other risks and uncertainties, refer to the Company's filings on SEDAR+ at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by applicable securities laws.
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